PGIM INVESTMENTS LLC

655 Broad Street—17th Floor

Newark, NJ 07102

November 30, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Prudential Investment Portfolios, Inc. 10
Securities Act File No. 333-119741
Withdrawal of Post-Effective Amendment No.61 to the Company’s Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Prudential Investment Portfolios, Inc. 10 (the “Company”) hereby respectfully requests that Post-Effective Amendment No. 61 (the “Amendment”) to the Company’s Registration Statement on Form N-1A filed on October 10, 2017, Accession No. 0000067590-17-001103, be withdrawn. The Company is requesting withdrawal of the Amendment because at the time the Amendment was filed on EDGAR, the Series and Class ID information generated by EDGAR erroneously established a Series ID and two new Class IDs for a new series of the Company: the purpose of the Amendment was only to register two new share classes for the Prudential QMA Mid-Cap Value Fund, which is an existing series of the Company. The Company plans to re-file the Amendment with the correct EDGAR submission information so as to establish two new Class IDs for the existing Prudential QMA Mid-Cap Value Fund.

In making this request for withdrawal, the Company confirms that no securities have been sold, or will be sold, in reliance on the Amendment or pursuant to the prospectus and Statement of Additional Information contained therein.

Any questions or comments on this request should be directed to the undersigned at (973) 802-6469.

Very truly yours,

Prudential Investment Portfolios, Inc. 10

By:	/s/ Jonathan D. Shain
Jonathan D. Shain
Assistant Secretary

cc:	Alberto Zapata, Division of Investment Management

Jaea Hahn, Division of Investment Management